

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2012

<u>Via E-mail</u>
Mark C. Allen
Senior Vice President and Chief Financial Officer
Denbury Resources Inc.
5320 Legacy Drive,
Plano, TX 75024

      Re: Denbury Resources Inc.
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed February 28, 2012
               File No. 1-12935

Dear Mr. Allen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Brad Skinner

                                     Brad Skinner
                                     Senior Assistant Chief Accountant